Exhibit 10.1

THIRD AMENDMENT TO
EXPRESSJET HOLDINGS, INC.
LONG TERM INCENTIVE PLAN

THIS THIRD AMENDMENT TO EXPRESSJET HOLDINGS, INC. LONG TERM INCENTIVE PLAN (this "Third Amendment") is made and adopted by **EXPRESSJET HOLDINGS, INC.**, a Delaware corporation (the "Company"), effective as of January 1, 2010.

WHEREAS, the Company has adopted the ExpressJet Holdings, Inc. Long Term Incentive Plan, as amended (the "Plan"), for the benefit of certain of its employees;

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 11 thereof;

WHEREAS, the Company desires to amend the Plan in certain respects; and

WHEREAS, this Third Amendment was approved by the Board of Directors of the Company on February 11, 2010, to be effective as of January 1, 2010;

NOW, THEREFORE, in consideration of the foregoing, the Company hereby amends the Plan as follows, effective as of January 1, 2010:

1.   Section 3 of the Plan shall be deleted and the following shall be substituted therefor:

"3.   Term and Cost of the Plan. The Plan shall remain in effect until the later of December 31, 2010, or the date on which the last Incentive Bonus awarded under the Plan is paid. The total value of all Incentive Bonuses payable under the Plan that are awarded with respect to Incentive Bonus Periods that begin on or after January 1, 2010, shall not exceed Five Million Dollars ($5,000,000), with any shares of the Company's Common Stock that are used to pay any Incentive Bonus being valued based on the closing price of a share of the Company's Common Stock as reported in the *Wall Street Journal* for the first trading date immediately prior to the date on which the Plan Administrator makes the award of such Incentive Bonus."

2.   This Third Amendment shall be and is hereby incorporated in and forms a part of the Plan.

3.   As amended hereby, the Plan is specifically ratified and affirmed.

[Signatures begin on the following page.]

IN WITNESS WHEREOF, the Company has caused this Third Amendment to be executed this 11th day of February, 2010, to be effective as provided above.

<u>**EXPRESSJET HOLDINGS, INC.**</u>

By: /s/ T. Patrick Kelly
Name: T. Patrick Kelly
Title: Interim President and CEO